Exhibit 99.4

SHARKNINJA GLOBAL SPV, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

(unaudited)

	As of
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$116,828	$130,455	$181,950	$192,890
Restricted cash	17,316	17,723	17,727	25,880
Accounts receivable, net	730,169	579,469	672,140	766,503
Inventories	665,104	715,873	688,550	548,588
Prepaid expenses and other current assets	133,722	121,018	167,812	181,831
Total current assets	1,663,139	1,564,538	1,728,179	1,715,692
Property and equipment, net	103,462	113,963	121,284	137,341
Operating lease right-of-use assets	69,184	73,820	70,112	67,321
Intangible assets, net	506,555	500,900	494,246	492,709
Goodwill	840,850	840,388	839,906	840,148
Deferred tax assets, noncurrent	1	1	1	6,291
Other assets, noncurrent	46,418	51,686	43,652	35,389
Total assets	$3,229,609	$3,145,296	$3,297,380	$3,294,891
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$346,863	$362,490	$349,502	$328,122
Accrued expenses and other current liabilities	362,138	362,711	419,841	552,023
Tax payable	25,978	1,865	25,059	1,581
Revolving line of credit	105,000	95,000	155,000	—
Current portion of long-term debt	63,087	61,940	88,037	86,972
Total current liabilities	903,066	884,006	1,037,439	968,698
Long-term debt	397,486	398,845	347,913	349,169
Operating lease liabilities, noncurrent	60,420	67,200	64,283	61,779
Deferred tax liabilities, noncurrent	72,375	60,978	58,308	60,976
Other liabilities, noncurrent	19,998	23,020	21,079	25,980
Total liabilities	1,453,345	1,434,049	1,529,022	1,466,602
Shareholders’ equity:
Ordinary shares	10	10	10	10
Additional paid-in capital	957,005	943,581	944,550	941,210
Retained earnings	814,907	778,565	850,592	896,738
Accumulated other comprehensive income (loss)	4,342	(10,909)	(26,794)	(9,669)
Total shareholders’ equity	1,776,264	1,711,247	1,768,358	1,828,289
Total liabilities and shareholders’ equity	$3,229,609	$3,145,296	$3,297,380	$3,294,891

SHARKNINJA GLOBAL SPV, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Net sales	$809,626	$778,197	$946,897	$1,182,646
Cost of sales	457,700	486,730	603,413	759,329
Gross profit	351,926	291,467	343,484	423,317
Operating expenses:
Research and development	51,971	54,016	53,968	55,705
Sales and marketing	125,541	146,641	133,137	216,634
General and administrative	52,025	54,711	47,299	97,172
Total operating expenses	229,537	255,368	234,404	369,511
Operating income	122,389	36,099	109,080	53,806
Interest expense, net	(4,004)	(6,078)	(8,479)	(8,460)
Other (expense) income, net	(3,909)	(6,965)	2,033	16,472
Income before income taxes	114,476	23,056	102,634	61,818
Provision for income taxes	25,565	6,561	22,325	15,179
Net income	$88,911	$16,495	$80,309	$46,639
Net income per share, basic and diluted	$0.64	$0.12	$0.58	$0.34
Weighted-average number of shares used in computing net income per share, basic and diluted	138,982,872	138,982,872	138,982,872	138,982,872

SHARKNINJA GLOBAL SPV, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Net cash (used in) provided by operating activities	$(101,130)	$87,056	$53,503	$165,535
Net cash (used in) provided by investing activities	$(11,134)	$(27,531)	$(24,773)	$11,054
Net cash provided by (used in) financing activities	$8,026	$(40,050)	$26,895	$(155,041)

Non-GAAP Financial Measures

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Three Months Ended
($ in thousands, except %)	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Net sales	$809,626	$778,197	$946,897	$1,182,646
Divested subsidiary adjustment(1)	(20,080)	(21,790)	(24,003)	(31,561)
Adjusted Net Sales	$789,546	$756,407	$922,894	$1,151,085

(1)	Adjusted for net sales of $14.0 million, $14.1 million, $14.6 million, and $21.3 million from SharkNinja Co., Ltd. (“SNJP”) for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively; $6.1 million, $7.7 million, $9.4 million, and $10.3 million from the APAC distribution channels for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively, as if such Divestitures occurred on January 1, 2022.

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended
($ in thousands, except %)	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Net sales	$809,626	$778,197	$946,897	$1,182,646
Cost of sales	(457,700)	(486,730)	(603,413)	(759,329)
Gross profit	351,926	291,467	343,484	423,317
Gross margin %	43.5%	37.5%	36.3%	35.8%
Divested subsidiary net sales adjustment(1)	(20,080)	(21,790)	(24,003)	(31,561)
Divested subsidiary cost of sales adjustment(2)	11,945	13,991	15,387	23,183
Product Procurement Adjustment(3)	15,419	17,471	18,341	19,064
Adjusted Gross Profit	$359,210	$301,139	$353,209	$434,003
Adjusted Net Sales	$789,546	$756,407	$922,894	$1,151,085
Adjusted Gross Margin	45.5%	39.8%	38.3%	37.7%

(1)	Adjusted for net sales of $14.0 million, $14.1 million, $14.6 million, and $21.3 million from SharkNinja Co., Ltd. (“SNJP”) for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively; $6.1 million, $7.7 million, $9.4 million, and $10.3 million from the APAC distribution channels for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively, as if such Divestitures occurred on January 1, 2022.

(2)	Adjusted for cost of sales of $7.3 million, $8.0 million, $8.2 million, and $15.5 million from SNJP for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively; $4.6 million, $6.0 million, $7.2 million, and $7.7 million from the APAC distribution channels for the three months ended respectively, as if such Divestitures occurred on January 1, 2022.

(3)	Represents cost of sales of $15.4 million, $17.5 million, $18.3 million, and $19.1 million for the three months ended respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain separation and distribution costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended
($ in thousands)	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Operating income	$122,389	$36,099	$109,080	$53,806
Share-based compensation(1)	2,570	1,876	969	94
Litigation costs(2)	161	3,844	19	489
Amortization of acquired intangible assets(3)	4,897	4,897	4,897	4,896
Separation and distribution related costs(4)	–	–	275	2,621
Executive Bonus (5)	–	–	–	34,000
Product Procurement Adjustment(6)	15,419	17,471	18,341	19,064
Divested subsidiary operating income adjustment(7)	(2,597)	(546)	(1,668)	(282)
Adjusted Operating Income	$142,839	$63,641	$131,913	$114,688

(1)	Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)	Represents litigation costs incurred for iRobot Corporation’s (“iRobot”) patent infringement claims and false advertising claims against us.

(3)	Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(4)	Represents certain costs incurred related to the separation and distribution from JS Global.

(5)	Represents a one-time discretionary bonus.

(6)	Represents cost of sales of $15.4 million, $17.5 million, $18.3 million, and $19.1 million for the three months ended respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(7)	Adjusted for operating income of $1.5 million, $(0.8) million, $(0.1) million, and $(1.8) million from SNJP for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively; $1.1 million, $1.3 million, $1.7 million, and $2.1 million from the APAC distribution channels for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively, as if the Divestitures occurred on January 1, 2022.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net (iv) amortization of certain acquired intangible assets, (v) certain separation and distribution costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment and (vii) the tax impact of the adjusted items.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended
($ in thousands, except share and per share amounts)	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Net income	$88,911	$16,495	$80,309	$46,639
Share-based compensation(1)	2,570	1,876	969	94
Litigation costs(2)	161	3,844	19	489
Foreign currency losses, net(3)	4,720	7,902	(839)	(21,058)
Amortization of acquired intangible assets(4)	4,897	4,897	4,897	4,896
Separation and distribution related costs(5)	–	–	275	2,621
Executive Bonus (6)	–	–	–	34,000
Product Procurement Adjustment(7)	15,419	17,471	18,341	19,064
Tax impact of adjusting items(8)	(6,109)	(7,918)	(5,206)	(8,823)
Divested subsidiary net income adjustment(9)	(1,289)	1,865	479	(2,513)
Adjusted Net Income	$109,280	$46,432	$99,244	$75,409
Net income per share, diluted	$0.64	$0.12	$0.58	$0.34
Adjusted Net Income Per Share	$0.79	$0.33	$0.71	$0.54
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(10)	138,982,872	138,982,872	138,982,872	138,982,872

(1)	Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)	Represents litigation costs incurred for iRobot’s patent infringement claims and false advertising claims against us.

(3)	Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net (loss) gain recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency losses, net, was $1.9 million, 0.2 million $3.8 million, and $22.7 million for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively.

(4)	Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(5)	Represents certain costs incurred related to the separation and distribution from JS Global.

(6)	Represents a one-time discretionary bonus.

(7)	Represents cost of sales of $15.4 million, $17.5 million, $18.3 million, and $19.1 million for the three months ended respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(8)	Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22.0%, which approximates our effective tax rate, excluding the divested subsidiary net income adjustment described in footnote (9).

(9)	Adjusted for net income (loss) of $0.4 million, $(2.9) million, $(1.8) million, and $0.9 from SNJP for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively; $0.9 million, $1.0 million, $1.3 million, and $1.6 million from the APAC distribution channels for the three months ended respectively, as if the Divestitures occurred on January 1, 2022.

(10)	In calculating net income per share and Adjusted Net Income Per Share, the Company has used the number of shares transferred in the separation and distribution for the denominator.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain separation and distribution costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended
($ in thousands, except %)	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Net income	$88,911	$16,495	$80,309	$46,639
Interest expense, net	4,004	6,078	8,479	8,460
Provision for income taxes	25,565	6,561	22,325	15,179
Depreciation and amortization	20,204	19,961	21,395	25,148
EBITDA	$138,684	$49,095	$132,508	$95,426
Share-Based compensation(1)	2,570	1,876	969	94
Litigation costs(2)	161	3,844	19	489
Foreign currency losses, net(3)	4,720	7,902	(839)	(21,058)
Separation and distribution related costs(4)	–	–	275	2,621
Executive Bonus (5)	–	–	–	34,000
Product Procurement Adjustment(6)	15,419	17,471	18,341	19,064
Divested subsidiary Adjusted EBITDA adjustment(7)	(2,319)	978	(459)	(2,237)
Adjusted EBITDA	$159,235	$81,166	$150,814	$128,399
Adjusted Net Sales	$789,546	$756,407	$922,894	$1,151,085
Adjusted EBITDA Margin	20.2%	10.7%	16.3%	11.2%

(1)	Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)	Represents litigation costs incurred for iRobot’s patent infringement claims and false advertising claims against us.

(3)	Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net (loss) gain recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency losses, net, was $1.9 million, 0.2 million $3.8 million, and $22.7 million for the three months ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively.

(4)	Represents certain costs incurred related to the separation and distribution from JS Global.

(5)	Represents a one-time discretionary bonus.

(6)	Represents cost of sales of $15.4 million, $17.5 million, $18.3 million, and $19.1 million for the three months ended respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(7)	Adjusted for Adjusted EBITDA of $1.2 million, $(2.3) million, $(1.3) million, and $0.2 million from SNJP for the three months ended respectively; and $1.1 million, $1.3 million, $1.7 million, and $2.1 million, from the APAC distribution channels for the three months ended respectively, as if the Divestitures occurred on January 1, 2022. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.